Exhibit 12

GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three Months Ended March 31, 2004

(Unaudited)

(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$1,845	$1,845
Provision for income taxes	515	515
Minority interest in net earnings of consolidated affiliates	32	32

Earnings before provision for income taxes and minority interest	2,392	2,392

Fixed charges:
Interest	2,528	2,528
One-third of rentals	74	74

Total fixed charges	2,602	2,602

Less interest capitalized, net of amortization	(7)	(7)

Earnings before provision for income taxes and minority interest, plus fixed charges	$4,987	$4,987

Ratio of earnings to fixed charges	1.92

Preferred stock dividend requirements		$–
Ratio of earnings before provision for income taxes to net earnings		1.28

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		2,602

Total fixed charges and preferred stock dividend requirements		$2,602

Ratio of earnings to combined fixed charges and preferred stock dividends		1.92

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.